August 10, 2017

FILED VIA EDGAR

Mr. Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Washington, DC 20549

Dear Mr. Arakawa:

Cameco Corporation (“Cameco”): Form 40-F for the Year Ended December 31, 2016

Filed March 23, 2017

Response letter dated July 21, 2017

File No. 001-14228

Reference is made to the comments of the staff of the Securities and Exchange Commission with respect to the above-referenced filing of Form 40-F and response letter in the letter dated August 1, 2017 (the “Comment Letter”) addressed to Grant Isaac. We are writing to respond to comments contained in the Comment Letter.

As requested, we will expand the commentary in our footnote disclosure for our next quarterly filing and 2017 annual filing with respect to the nature of evidence that supports our conclusion to recognize the deferred tax asset, as required in paragraph 82 of IAS12. Our response has been reviewed by KPMG LLP, Cameco’s external auditors.

Please contact the undersigned at (306) 956-6200 to discuss any questions you may have regarding our response.

Yours truly,

CAMECO CORPORATION

“Grant E. Isaac”

Grant E. Isaac

Senior Vice-President and Chief Financial Officer